UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

 Commission File Number: 001-32399
333-176744
333-153305
333-153292

Banro Corporation

(Exact name of registrant as specified in its charter)

1 First Canadian Place
100 King Street West, Suite 7005
Toronto, Ontario, Canada M5X 1E3
(416) 366-2221
Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares
Warrants
Units

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None1

1 On March 27, 2018, Banro Corporation (the “Company”) announced that the Ontario Superior Court of Justice (Commercial List) had sanctioned the Company’s Amended Consolidated Plan of Compromise and Reorganization (the “Recapitalization Plan”) in connection with the implementation of the Recapitalization Plan and the Company’s emergence from protection under the Companies’ Creditors Arrangement Act (“CCAA”). Upon effectiveness of the Recapitalization Plan, all of the Company’s existing equity and any and all equity related claims were cancelled, and accordingly the number of record holders of the subject classes of equity securities upon effectiveness was zero (0). Accordingly, as of the certification or notice date, the number of record holders of the subject classes of equity securities was zero (0). Pursuant to an order from the Ontario Securities Commission, as of the effective time of the Recapitalization Plan, the Company ceased to be a reporting issuer in each jurisdiction of Canada in which they were a reporting issuer.

Pursuant to the requirements of the Securities Exchange Act of 1934, Banro Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

BANRO CORPORATION
Date:	May 3, 2018	By:	/s/ Rory J. Taylor
Name: Rory J. Taylor Title: Chief Financial Officer